March 3, 2006

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Mr. Allegretto:
This letter is to inform you that we have received your comment letter dated February 23, 2006, and have begun our response. Per your letter, we are requesting additional time to complete our response. We anticipate being able to reply to your letter no later than March 24, 2006.

Sincerely,

/s/ Mark W. Harding
Mark W. Harding
President and Chief Financial Officer